UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

October 24, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓     Form 40-F __

24 October 2024

Smith & Nephew plc

STERLING AMOUNT OF DIVIDEND

As announced on 1 August 2024, an interim dividend of 14.4 US cents per ordinary share will be paid on 8 November 2024 to shareholders whose name appeared on the Register at the close of business on 4 October 2024. Those shareholders whose address on the Register is in the UK, and those who have validly elected to receive sterling dividends, will receive a dividend of 11.10 pence per share.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: 01923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 24, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary